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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following communication was made available to CBOT members on the CBOT's
Internet site on January 24, 2001.

Q&A for @CBOT Newsletter


Q.   What is the CBOT's plan for restructuring?

A. The plan for restructuring as approved by the Board of Directors is to move from a not-for-profit membership association to a for-profit entity. My role as Chairman is to increase the overall value of our enterprise. That is what "for profit" means to me. I am committed to this effort, as the change in governance will allow the CBOT to be run more like a business. Our plans must include "core rights" promises on open outcry pit closures and member fee preference, as they keep value in our seats. We have to look at both member profits and exchange profits as part of an overall business plan. The customer will decide where he wants his orders filled, and we should continue to provide both platforms in order to keep the business at the Exchange.

Q.   What does the restructuring mean for the CBOT customers and member firms?

A. I understand that customer orders are the reason the CBOT is here. FCMs are the most important part of our Exchange because they bring us these orders. My program recognizes the importance of our FCMs, and the restructuring will enhance the ability of the CBOT to react more quickly to customer needs and events in the industry. I am committed as Chairman to examining and improving the CBOT's ability to get orders processed and cleared in the most cost-efficient manner, because I know that is what our customers want. The CBOT's restructuring will allow us to better anticipate and react to business opportunities and competitive threats, and improve customer access to our open outcry and electronic markets.

Q.   What's the timetable on restructuring?

A. If the Board of Directors approves the proposed S-4 on January 16 as I anticipate they will, the CBOT will file the necessary documents with the Securities and Exchange Commission shortly thereafter. Before our members can vote on the restructuring, it must be approved by the SEC, which we hope will occur in an expedited fashion. The CBOT also must receive a favorable tax ruling from the IRS.

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Q.   What opportunities or threats do you see for the Board of Trade with the passage of the Commodity Futures Modernization Act of 2000?

A. We are going to see more product opportunities and increased flexibility due to the reduced regulatory burden. The legislation modernizes the laws governing futures exchanges, provides legal certainty to over-the-counter transactions, provides legal certainty for banks, and lifts the ban on single stock futures. For the first time, the enormous sales force made up of broker-dealers and registered representatives will have the opportunity to offer their clients certain futures products traded on futures exchanges. The bill permits those financial professionals to cross-register to offer single stock futures at U.S. futures exchanges by means of a simple filing. There will be more competition, which in turn will foster more innovation, but the CBOT always has welcomed competition because our members provide the best markets.


The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605,
Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.